January 9, 2014

Dear Wix.com Ltd. Shareholder,

We cordially invite you to attend an Extraordinary General Meeting of shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held at 4:00 p.m. (Israel time) on Thursday, February 6, 2014, at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders. Our board of directors recommends that you vote FOR all of the proposals listed in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the meeting.

Sincerely,

Avishai Abrahami
Chairman of the Board of Directors

WIX.COM LTD.

40 Namal Tel Aviv St., Tel Aviv 6350671, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 6, 2014

Dear Wix.com Ltd. Shareholder,

We cordially invite you to attend an Extraordinary General Meeting of shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held at 4:00 p.m. (Israel time) on Thursday, February 6, 2014, at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

The Meeting is being called for the following purposes:

(1)	To ratify the election of Mr. Ron Gutler and Ms. Betsy Atkins as external directors of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”);
(2)	As required by Companies Law, to authorize the Chairman of our Board of Directors Mr. Avishai Abrahami to serve as the Chairman of our Board of Directors and our Chief Executive Officer for a term of up to three years following the Meeting.

Our Board recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on January 2, 2014 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Special Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Avishai Abrahami
Chairman of the Board of Directors

WIX.COM LTD.

40 Namal Tel Aviv St., Tel Aviv 6350671, Israel
+ 972 (3) 5454900

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Wix.com Ltd. (the “Board”), to which we refer as Wix, or the Company, to be voted at an Extraordinary General Meeting of shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Thursday, February 6, 2014, at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Wix ordinary shares, on or about January 9, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you held ordinary shares as of the close of business on Thursday, January 2, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To ratify the election of Mr. Ron Gutler and Ms. Betsy Atkins as external directors of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”);
(2)	As required by Companies Law, to authorize the Chairman of our board of directors Mr. Avishai Abrahami to serve as the Chairman of the Board and our Chief Executive Officer for a period of up to three years following the Meeting.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On January 2, 2014, the record date, we had a total of 37,251,622 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition each of the resolutions on the agenda has approval requirements as follows:

(1)	The resolution to ratify the election of Mr. Ron Gutler and Ms. Betsy Atkins as external directors (agenda item no. 1) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:
•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal and that are voted at the Meeting, excluding abstentions; or
•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous paragraph) voted against the proposal does not exceed 2% of the aggregate voting rights in the Company.
(2)	The resolution to authorize the Chairman of the Board to serve as Chairman of the Board and the Chief Executive Officer of the Company (agenda item no. 2) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:
•	the majority voted in favor of the proposal includes at least two thirds of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal and that are voted at the Meeting, excluding abstentions; or
•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting on February 6, 2014.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposal in accordance with the recommendation of the Board. In either case, you must remember to indicate in writing (by responding to Item 1(a).A, 1(b).A, 2.A and 3.A on the proxy card or voting instruction card) whether you have a personal interest in the approval of each of the proposals. If you do not indicate in writing whether you have a personal interest in the approval of any one of the proposals, your shares will not be voted with respect to such proposal. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name”, and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to a proposal, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, January 2, 2014. You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 2, 2014, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 7, 2014. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.wix.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of December 30, 2013.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Entities affiliated with Mangrove Capital Partners(3)	8,226,440	22.1%
Entities affiliated with Bessemer Venture Partners(4)	7,935,978	21.3%
Benchmark Capital Partners(5)	4,012,329	10.8%
Entities affiliated with Insight Venture Partners(6)	3,718,205	10.0%
Directors and executive officers(7)	15,389,255	41.3%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 37,251,622 ordinary shares issued and outstanding as of December 30, 2013.
(3)	Consists of 8,110,689 shares held by Mangrove II Investments Sarl and 115,751 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Gerard Lopez and Hans-Jürgen Schmitz.
(4)	Consists of consists of 6,824,944 shares held by Bessemer Venture Partners VII L.P. and 1,111,034 shares held by Bessemer Venture Partners VII Institutional L.P. Deer VII & Co. L.P. is the general partner of these two entities and Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and share voting and dispositive power over the shares held by the Bessemer Venture Partner Entities.
(5)	Consists of 4,012,329 shares held by Benchmark Capital Partners VI, L.P. Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”) is the general partner of BCP VI. BCMC VI’s managing members are Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky and Steven M. Spurlock. These individuals may be deemed to have shared voting and investment power over the shares held by BCP VI. Our director, Michael Eisenberg, does not hold voting or dispositive power with respect to, and is therefore not a beneficial owner of, the shares held by BCP VI.
(6)	Consists of consists of 2,335,572 shares held by Insight Venture Partners VII L.P., 1,072,197 shares held by Insight Venture Partners (Cayman) VII L.P., 154,060 shares held by Insight Venture Partners VII (Delaware) L.P. and 56,376 shares held by Insight Venture Partners VII (Co-Investors) L.P. Insight Venture Associates VII, L.L.C. is the general partner of each of the Insight VII Funds. Insight Holdings Group, LLC is the manager of Insight Venture Associates VII, L.L.C. Jeff Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings Group, LLC and share voting and dispositive control of the shares held by the Insight VII Funds. The foregoing is not an admission by Insight Ventures Associates VII, L.L.C. or Insight Holdings Group, LLC that it is the beneficial owner of the shares held by the Insight VII Funds.
(7)	Consists of (i) 13,253,061 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 2,136,194 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to February 28, 2014 but have not been exercised as of December 30, 2013.

PROPOSAL ONE

Election of External Directors

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. Appointment of external directors must be made by a general meeting of the shareholders no later than three months following the completion of the initial public offering (“IPO”).

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the Company; or (2) any person or entity controlling the Company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by the Company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the Company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the IPO.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director or manager directly subordinated to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of the Company’s other directors: (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of the external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to the conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the Company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the Company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Prior to the Company’s IPO, Mr. Ron Gutler and Ms. Betsy Atkins were elected as directors of the Company by the Company’s Board of Directors before the IPO with the intention of having the shareholders of the Company ratify, following the IPO, their service as external directors for a three-year term. Both external directors are required to serve on the Company’s audit committee and compensation committee, and at least one external director is required to serve on each of the other committees of the Company’s Board that are authorized to exercise the powers of the Company’s Board. Mr. Ron Gutler is serving as the Chairman of the Company’s audit committee, as the Chairman of the nominating and governance committee and as a member of the compensation committee. Ms. Betsy Atkins is serving as the Chairman of the

Company’s compensation committee, as a member of the nominating and governance committee and as a member of the Company’s audit committee.

The Board has determined that Mr. Ron Gutler and Ms. Betsy Atkins each satisfy the Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules. The Board has also determined that Mr. Ron Gutler is qualified as a financial expert under Israeli law and the rules of the SEC and the NASDAQ Listing Rules.

The nominees for election as external directors are:

Ron Gutler has served as a member of our board of directors since August 2013. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Betsy Atkins has served as a member of our board of directors since October 2013. Since January 2013, Ms. Atkins has served as the Chairman of Trapezoid Digital Security Services Corp, a digital security company focusing on hardware trust for enterprise and cloud environments. From 2008 to 2009, Ms. Atkins served as Chief Executive Officer and Chairman of Clear Standards, Inc., which developed SaaS enterprise level software monitoring carbon emissions. Clear Standards, Inc., was sold to SAP AG in 2009. From 1991 through 2008 Ms. Atkins served as Chief Executive Officer of Baja Ventures, an independent venture capital firm focused on the technology, renewable energy and life sciences industry. Ms. Atkins currently serves on the board of directors of Polycom, Inc. where she is Chairman of the Compensation Committee, HD Supply Holdings, Inc., where she is a member of the Compensation Committee, and Schneider Electric, SA. Ms. Atkins previously served on the boards of directors of Chico’s FAS, Inc. from 2004 to 2013; SunPower Corporation from 2005 to 2012; Reynolds American, Inc. from 2004 to 2010; and Towers Watson & Co. in 2010. Ms. Atkins holds a B.A. in English Literature and History from the University of Massachusetts at Amherst.

Proposed Resolution

We are proposing to adopt the following resolutions:

“RESOLVED, to ratify the appointment of Mr. Ron Gutler as an External Director of Wix.com Ltd., following his initial appointment on July 30, 2013 as a director designated to serve as an external director, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law; and”

“FURTHER RESOLVED, to ratify the appointment of Ms. Betsy Atkins as an External Director of Wix.com Ltd., following her initial appointment on October 10, 2013 as a director designated to serve as an external director, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law.”

The vote required for the ratification of the appointment of Mr. Ron Gutler and Ms. Betsy Atkins as external directors is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the ratification of the appointment of Mr. Ron Gutler and Ms. Betsy Atkins as external directors requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the two proposed resolutions under Proposal One.

PROPOSAL TWO

Authorization of Chairman of the Board to serve as Chairman of the Board and Chief Executive Officer

Background

The Israeli Companies Law provides that the chairman of the board of directors of a public company cannot also serve as the chief executive officer of the same company, unless such appointment is ratified and approved by such company's shareholders, with special majority requirements that are detailed below. Any such ratification and approval by shareholders is valid for a period not to exceed three years from the date of the respective shareholders' meeting in which such appointment was ratified and approved.

Our Board of Directors has recommended that Mr. Avishai Abrahami will serve in both capacities for a period of up to three years from the date of the Meeting, and has determined that it is in our best interest, and the best interest of our shareholders, to have Mr. Abrahami serve in both of these capacities. Mr .Abrahami did not vote at this decision.

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010 and as our Co-Chief Executive Officer and a director since October 2006. Mr. Abrahami serves as the chairman of our board of directors since October 2013. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

The board believes that combining the roles of chairman and chief executive officer promotes better alignment of strategic development and execution, more effective implementation of strategic initiatives, and clearer accountability for their success or failure. Moreover, the board believes that combining the chairman and chief executive officer positions does not impede independent oversight. Eight of the ten members of the board of directors are independent under the Nasdaq Listing Rules rules. Mr. Mark Tluszcz acts as the lead independent director for the board. The independent directors meet regularly in executive session and Mr. Tluszcz acts as chairman of these sessions, at which the independent directors have the opportunity to frankly discuss management performance.

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to authorize and approve Mr. Avishai Abrahami to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of Wix.com for a period of up to three years from the date of this Extraordinary General Meeting of the shareholders of Wix.com Ltd.”

The resolution to authorize the Chairman of the Board to serve as Chairman of the Board and the Chief Executive Officer of the Company requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes at least two thirds of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal Two.

ADDITIONAL INFORMATION

The Company’s final prospectus from its initial public offering, filed with the SEC on November 7, 2013, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.wix.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

By order of the Board of Directors:
Tel Aviv, Israel January 9, 2014	Avishai Avrahami, Chairman of the Board of Directors